1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 17, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) PROPOSED ISSUE OF MEDIUM-TERM BONDS

A letter from the board of the directors of Aluminum Corporation of China Limited (the "Company") is set out on pages 1 to 5 of this circular.

The Notice of the 2007 Annual General Meeting dated 25 March 2008 convening the Annual General Meeting ("AGM") of the Company to be held at the Conference Room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, on Friday, 9 May 2008 at 9:00 a.m., was set out at the end of the 2007 Annual Report of the Company published on 25 March 2008; a Supplemental Notice of the 2007 Annual General Meeting dated 9 April 2008 was set out at the end of the circular of the Company dated 9 April 2008; and a Second Supplemental Notice of the 2007 Annual General Meeting dated 18 April 2008 is set out at the end of this circular. Whether or not you are able to attend the AGM, you are requested to complete the accompanying second revised form of proxy in accordance with the instructions printed thereon and return them to the Office of Secretary to the Board of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, as soon as possible and in any event, no later than 24 hours before the time appointed for holding the AGM or any adjournment thereof. Completion and return of the second revised form of proxy will not preclude you from attending and voting at the AGM should you wish to do so.

18 April 2008

* For identification purpose only.

CONTENTS

Page

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

SECOND SUPPLEMENTAL NOTICE OF THE 2007 ANNUAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6

- i -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Poon Yiu Kin, Samuel	Beijing
Mr. Kang Yi	The People's Republic of China
Mr. Zhang Zhuoyuan	Postal Code: 100082

Principal place of business
in Hong Kong:
Unit 3103, 31st Floor,
Office Tower Convention Plaza
1 Harbour Road Wanchai
Hong Kong

18 April 2008

To the Shareholders: Dear Sir or Madam,

PROPOSED ISSUE OF MEDIUM-TERM BONDS

INTRODUCTION

The purpose of this circular is to provide you with information in connection with the proposed issue of medium-term bonds (the "Proposed Medium-bond Issue") by way of a special resolution and to enable you to make a decision on whether to vote for or against the special resolution referred to.

* For identification purpose only.

- 1 -

LETTER FROM THE BOARD

PROPOSED MEDIUM-TERM BOND ISSUE

Subject to the filing of the relevant notification with the People's Bank of China, the Company proposes to issue medium-term bonds in the principal amount at the range of RMB3 billion to RMB10 billion (the "Medium-term Bonds") in the People's Republic of China (the "PRC").

PRINCIPAL TERMS OF THE MEDIUM-TERM BONDS
The principal terms of the Medium-term Bonds are as follows:

Size:	Principal amount of not less than RMB 3 billion and not more than RMB 10 billion
Maturity:	3 years or 5 years
Interest rate:

To be determined according to market conditions which is expected to be approximately 5.2% per annum for the Medium-term Bonds with a term of 3 years and approximately 5.5% per annum for the Medium-term Bonds with a term of 5 years but in any event not exceeding the best lending rate quoted by the People's Bank of China

Target subscribers:	Institutional investors (and not the general public)

Subject to shareholders' approval, the Chairman (the "Chairman") of the board of directors of the Company (the "Board") or any person authorised by the Chairman will be authorised to determine and finalise the terms and conditions of the Proposed Medium-term Bond Issue and any relevant matters in relation to the same based on the needs of the Company and the market conditions at the time of the issuance, including the determining the time of issue, the issue amount, the issue period and interest rates of the Medium-term Bonds. Further, the Board will be authorised to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Medium-term Bond Issue or any matter incidental thereto.

USE OF PROCEEDS
The proceeds generated from the Proposed Medium-term Bond Issue will be used as working capital of the Company and as capital expenditure for the Company's capital investment projects.
REASONS FOR THE PROPOSED MEDIUM-TERM BOND ISSUE

The Board is of the view that the Proposed Medium-term Bond Issue can reduce the financial expenses of the Company and the terms of the Proposed Medium-term Bond Issue are fair and reasonable and are in the best interest of the shareholders of the Company (the "Shareholders") as a whole.

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LETTER FROM THE BOARD

GENERAL INFORMATION

Reference is made to the Notice of the 2007 Annual General Meeting dated 25 March 2008 (the "AGM Notice") and the Supplemental Notice of the 2007 Annual General Meeting dated 9 April 2008 (the "Supplemental AGM Notice") which set out the resolutions to be considered by the Shareholders at the Annual General Meeting (the "AGM") to be held at the Conference Room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:00 a.m. on Friday, 9 May 2008.

At the AGM which will be held as originally scheduled, approval of the Shareholders will be sought to the issue of the Medium-term Bonds by the Company in the PRC. The relevant resolution is set out as Special Resolution No.14 in the Second Supplemental Notice of the 2007 Annual General Meeting and was submitted to the Company by Aluminum Corporation of China, the controlling shareholder of the Company holding directly approximately 38.56% of the total issued share capital of the Company, pursuant to Article 67 of the Articles of Association of the Company and in compliance with applicable laws.

The directors of the Company consider that the Proposed Medium-term Bond Issue is in the interests of the Company and the Shareholders as a whole and accordingly recommend that all Shareholders vote in favour of Special Resolution No.14 to be proposed at the forthcoming AGM.

SECOND REVISED PROXY FORM

Since the revised proxy form (the "Revised Proxy Form") sent together with the circular of the Company dated 9 April 2008 does not contain the proposed resolution for the Proposed Medium-term Bond Issue as set out in this circular, a new proxy form (the "Second Revised Proxy Form") has been prepared and is enclosed with this circular.

You are requested to complete and return the Second Revised Proxy Form in accordance with the instructions printed thereon to the Company's registrar (with address shown on the cover page of this circular) as soon as possible and in any event no more than 24 hours prior to the time appointed for the holding of the AGM, i.e. 9:00 a.m. on Thursday, 8 May 2008 (the "Closing Time"). Shareholders who have appointed or intend to appoint proxies to attend the AGM are requested to pay particular attention to the special arrangements set out therein.

If you are a non-registered Shareholder (i.e. your Shares are held in an intermediary (for example, a bank, a custodian or a securities broker) or registered in the name of your nominee), you will not receive the Second Revised Proxy Form. You have to give instruction to your intermediary/nominee to vote on your behalf, or if you wish to attend and vote at the AGM, you should arrange with your intermediary/nominee directly to obtain an authorisation.

A Shareholder who has not yet lodged the Revised Proxy Form with the Company's registrar is requested to lodge the Second Revised Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. In this case, the Revised Proxy Form should not be lodged with the Company's registrar.

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LETTER FROM THE BOARD

A Shareholder who has already lodged the Revised Proxy Form with the Company's registrar should note that:

(i)

If no Second Revised Proxy Form is lodged with the Company's registrar, the Revised Proxy Form will be treated as a valid proxy form lodged by him or her if it is correctly completed. The proxy appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the notice convening the AGM and the Revised Proxy Form, including a resolution for the Proposed Medium-term Bond Issue set out in this circular.

(ii)

If the Second Revised Proxy Form is lodged with the Company's registrar prior to the Closing Time, the Second Revised Proxy Form will revoke and supersede the Revised Proxy Form previously lodged by him or her. The Second Revised Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

(iii)

If the Second Revised Proxy Form is lodged with the Company's registrar after the Closing Time, the Second Revised Proxy Form will be invalid. However, it will revoke the Revised Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Revised Proxy Form or the Second Revised Proxy Form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, Shareholders are advised not to lodge the Second Revised Proxy Form after the Closing Time. If such Shareholders wish to vote at the AGM, they will have to attend in person and vote at the AGM themselves.

Shareholders are reminded that completion and delivery of the Revised Proxy Form and/or the Second Revised Proxy Form will not preclude Shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.

Important:
The revised form of proxy dispatch together with the circular of the Company dated 9 April 2008 are superseded by the second revised form of proxy enclosed herewith.

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LETTER FROM THE BOARD

PROCEDURE TO DEMAND A POLL AT THE AGM
Pursuant to Article 81 of the Articles, a poll may be demanded at the AGM, before or after a vote is carried out by a show of hands:

*	by the chairman of the meeting;

*	by at least two shareholders present in person or by proxy entitled to vote at the meeting; or

*	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

By order of the Board of Directors of Aluminum Corporation of China Limited* Xiao Yaqing Chairman

* For identification purpose only.

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SECOND SUPPLEMENTAL NOTICE OF THE 2007 ANNUAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

SECOND SUPPLEMENTAL NOTICE OF
THE 2007 ANNUAL GENERAL MEETING

Reference is made to the Notice of the 2007 Annual General Meeting dated 25 March 2008 (the "AGM Notice") and the Supplemental Notice of the 2007 Annual General Meeting dated 9 April 2008 (the "Supplemental AGM Notice") which set out the resolutions to be considered by the shareholders of the Company at the Annual General Meeting (the "AGM") to be held at 9:00 a.m. on Friday, 9 May 2008 at the Conference Room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China ("PRC").

SECOND SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM, which will be held as originally scheduled, will consider and, if thought fit, the passing of the following by way of special resolution in addition to the resolutions set out in the AGM Notice and the Supplemental AGM Notice. The proposed special resolution was submitted to the Company by Aluminum Corporation of China, the controlling shareholder of the Company holding directly approximately 38.56% of the issued shares of the Company, pursuant to Article 67 of the Articles of Association ("Articles") of the Company and in compliance with applicable laws.

* For identification purpose only.

- 6 -

SECOND SUPPLEMENTAL NOTICE OF THE 2007 ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

14.	To consider and approve the following resolution by way of special resolution:

"THAT

(1)

subject to the filing of the relevant notification with the People's Bank of China, the Company may issue medium-term bonds (the "Medium-term Bonds") in the period from the date when approval from the Company's shareholders is obtained to the conclusion of the annual general meeting of the Company for the year ending 31 December 2008 on the following terms:

Size:	Principal amount not less than of RMB3 billion and not more than RMB10 billion

Maturity:	3 years or 5 years

Interest rate:

To be determined according to market conditions which is expected to be approximately 5.2% per annum for the Medium-term Bonds with a term of 3 years and approximately 5.5% per annum for the Medium-term Bonds with a term of 5 years but in any event not exceeding the best lending rate quoted by the PeopleOs Bank of China

Target subscribers:	Institutional investors (and not the general public)

Use of Proceeds:	To be used as working capital of the Company and as capital expenditure for the Company's capital investment projects.

- 7 -

SECOND SUPPLEMENTAL NOTICE OF THE 2007 ANNUAL GENERAL MEETING

(the "Proposed Medium-term Bond Issue")

(2)

the Chairman (the "Chairman") of the board of directors of the Company (the "Board") or any person authorised by the Chairman be authorised to determine and finalise the terms and conditions of the Proposed Medium-term Bond Issue and any relevant matters in relation to the same based on the needs of the Company and the market conditions at the time of the issuance, including determining the time of issue, the final principal amount, the period to maturity and interest rates of the Medium-term Bonds; and

(3)

the Board be authorised to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Medium-term Bond Issue or any matter incidental thereto."

By Order of the Board of Directors Xiao Yaqing Chairman

Beijing, PRC
18 April, 2008

Notes:

(1)

A second revised form of proxy is enclosed with this notice. The form of proxy despatched together with the 2007 Annual Report of the Company and the revised form of proxy despatched together with the circular of the Company dated 9 April, 2008 are superseded by this second revised form of proxy.

(2)

Please refer to the AGM Notice and the Supplemental AGM Notice for details in respect of the other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy, registration procedures, closure of register of members, procedures for demanding a poll to vote on the resolutions and other relevant matters.

As at the date of this notice, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

- 8 -

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary